Via Facsimile and U.S. Mail
Mail Stop 6010

December 6, 2007

Mr. Daniel K. Spiegelman
Chief Financial Officer
CV Therapeutics, Inc.
3172 Porter Drive
Palo Alto, California 94304

**Re: CV Therapeutics, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2006
          Form 10-Q for quarterly period ended September 30, 2007
          File No. 0-21643**

Dear Mr. Spiegelman:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Note 1 – Summary of Significant Accounting Policies
Concentrations of Risk, page 86

1. You disclose that three wholesale distributors individually comprised 40%, 34%, and 19%, respectively, of Ranexa gross product sales during 2006. Please

provide us with an analysis supporting your determination that you are not substantially dependent on each of these agreements and that they are not required to be filed as exhibits. Please also confirm to us that these are the three companies named in the risk factor on page 32.

Revenue Recognition – Product Returns, page 89

2. You disclose that you estimate product returns based on industry trends for other products with similar characteristics and similar return policies. Since your product sales relate to the sale of your Ranexa product and you disclose on page 6 that Ranexa represents the first new pharmaceutical approach to treat angina in the United States in more than 20 years please tell us and disclose why you believe you have met the conditions of paragraphs 6 and 8 from SFAS 48, such that you recognize revenue at date of shipment to wholesalers. In your response, please also address the "other factors" conditions provided by the Staff within SAB Topic 13(A)(4)(b).

Form 10-Q for the Quarterly Period Ended September 30, 2007

Notes to Condensed Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 6
Gross-to Net Sales Adjustments, page 8

3. In your table summarizing revenue allowance activity please separately disclose the changes in estimates related to revenue recognized in 2006.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rose Zukin at (202) 551-3239 or Michael Reedich at (202) 551-3612 with any questions regarding comment one. For questions on the other comments and all other questions, please contact Gus Rodriguez, Staff Accountant at (202) 551-3752, or Joel Parker, Branch Chief, at (202) 551-365. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant